SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

(Commission File No. 1-15250)

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

Bank Bradesco
(Translation of registrant's name in English)

Cidade de Deus, s/n, Vila Yara
06029 Osasco, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Bradesco

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, January 24, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

We wish to inform you that we will be publishing in the press tomorrow, the 25th, a Material Fact with the following tenor:

"Bradesco acquires the control of Banco do Estado do Amazonas S.A. - BEA

Banco Bradesco S.A. communicates to its stockholders and the market in general that, in an Auction held in the Rio de Janeiro Stock Exchange, on January 24, 2002, it acquired the controlling interest of Banco do Estado do Amazonas S.A. - BEA, an institution based in the City of Manaus, State of Amazonas.

The operation involved the purchase of 5,824,106,204 common stocks and 4,123,560,344 preferred stocks, all nominative, with no par value, representing 89.52% of the voting capital and 87.53% of the non-voting capital, corresponding to 88.68% of the capital stock of BEA, for the amount of R$182.9 million.

With this acquisition, Organização Bradesco expands its presence in the State of Amazonas and reaffirms its confidence and partnership in Brazil's economic and social development.

The State's checking accounts and those of private and public joint stock companies in which it participates, autonomous government entities, foundations and public companies will be maintained with BEA until 2010, as well as its employee's payroll.

Following are the principal BEA figures, on the basis of the September 30, 2001, Balance sheet:

	in R$ million
Assets	622
Loans	187
Deposits	419
- demand	146
- time	238
- savings	35
Managed funds and portfolios	53
Stockholders' equity	139

Checking account clients	131 thousand
Savings clients	52 thousand
Branches	36
Mini Branches	49

The acquisition process should be concluded by January 29, 2002, on which date a Special Stockholders' Meeting, for the election of the new directors and officers, will be held.

Topics as the intention of canceling the company's registration as a publicly held company and the future corporate business plans that it is intended to promote in the company, will be examined at the opportune moment."

Sincerely yours,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date: January 25, 2002

By:____

Name: Luiz Carlos Trabuco Cappi

Title: Executive Vice President and
Investor Relations Director